UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sociedad Quimica y Minera de Chile SA

(Name of Issuer)

Chemical and Mining Company of Chile Inc.

(Name of Issuer Translated Into English)

Series A Shares, without nominal (par) value

(Title of Class of Securities)

833636103

(CUSIP Number)

Kendrick T. Wallace, Senior Vice President and General Counsel
Yara International ASA
Bygdøy Allé 2
N-0202 Oslo
Norway
Phone: (47) 24 15 70 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:	Donald H. Meiers
Steptoe & Johnson LLP
1330 Connecticut Avenue, N.W.
Washington, D.C. 20036

January 14, 2005

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 833636103

1.	Name of Reporting Person: Yara International ASA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): ...WC/BK..... See response to Item 3 of this Schedule 13D.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 65,702,424 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 65,702,424 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,702,424 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.0%

14.	Type of Reporting Person (See Instructions): CO

      This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on January 26, 2005 by Yara International ASA (“Yara”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

      The Items of the Original Schedule 13D are amended and supplemented as follows:

Item 1. Security and Issuer.

      The name of the issuer is Sociedad Quimica y Minera de Chile S.A. (“SQM”), a Chilean corporation with its principal executive offices located at El Trovador 4285, PISO 6, Santiago, Republic of Chile. This statement relates to SQM’s Series A shares, without nominal (par) value.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the acquisition of the shares described in the second paragraph of Item 5(a) below consisted of a combination of (i) a 180-day bridge loan, in the principal amount of US$20 million, extended by Yara to SQYA (as defined herein), and (ii) financing provided by a consortium of Chilean banks for the balance of the purchase price of such shares.

Item 4. Purpose of Transaction.

      The purpose of the transaction described in the second paragraph of Item 5(a) below was to increase Yara’s aggregate indirect equity interest in the Series A and Series B shares of SQM to a level on a par with that of SQM’s other main indirect shareholder, the Canadian fertilizer company, Potash Corporation of Saskatchewan.

Item 5. Interest in Securities of the Issuer.

      (a) Aggregate Number and Percentage of Class of Securities Beneficially Owned. Yara, through its interest in Yara Nederland B.V., holds a 49% equity interest in Inversiones SQYA, formerly Inversiones SQNH S.A. (“SQYA”). SQYA, in turn, holds a 89.47% interest in Norte Grande, S.A (“Norte Grande”). Norte Grande holds a 77.76% interest in Sociedad de Inversiones Oro Blanco S.A. (“Blanco”). Blanco, in turn, holders a 66.67% interest in Pampa Calichera. Pampa Calichera, in turns, holds 52,434,256 Series A shares of SQM, representing approximately 32.5% of the outstanding Series A shares of SQM. In addition, Pampa Calichera indirectly holds 7,123,076 Series A shares of SQM through Pampa Calichera’s wholly-owned subsidiary, Global Mining Investment Inc. The aggregate holding, direct and indirect, of Pampa Calichera of the Series A shares of SQM, 59,557,332 shares, representing approximately 41.7% of the outstanding shares of such class of securities, are deemed to be beneficially owned by Yara.

      On January 14, 2005, SQYA acquired 6,145,092 Series A shares of SQM from two Chilean pension funds at a purchase price of 4,244 Chilean pesos (approximately US$7.44) per share. As a result of Yara’s equity interest in SQYA, these shares are deemed to be beneficially owned by Yara. Accordingly, Yara is deemed the beneficial owner of an aggregate of 65,702,424 shares Series A shares of SQM (i.e., the 59,557,332 shares held, directly and indirectly, by Pampa Calichera, plus the 6,145,092 shares held by SQYA), representing approximately 46.0% of the outstanding shares of such class of securities.

      (b) Number of Shares as to which Yara has Sole or Shared Power to Vote or Dispose of. The number of shares beneficially owned by Yara as to which it has

(i)	sole power to vote or direct the vote:	None
(ii)	shared power to vote or to direct the vote:	65,702,424
(iii)	sole power to dispose or direct the disposition of:	None
(iv)	shared power to vote or direct the disposition of:	65,702,424

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2005	/s/ Kendrick T. Wallace
	Name:	Kendrick T. Wallace
	Title:	Senior Vice President and General Counsel Yara International ASA